SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               BRITISH ENERGY PLC
                                (NAME OF ISSUER)


                   COMMON STOCK AND AMERICAN DEPOSITORY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    110793403
                                 (CUSIP NUMBER)




                                CARLA V. FOULKES
                        BRANDES INVESTMENT PARTNERS, LLC
                         11988 EL CAMINO REAL, SUITE 500
                               SAN DIEGO, CA 92130
                                  858-755-0239
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 31, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, LLC
33-0704072
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, Inc.
33-0090873
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
California
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Worldwide Holdings, L.P.
33-0836630
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD shares are deemed to be beneficially owned by Brandes Worldwide Holdings, LP as a control person of the investment adviser. Brandes Worldwide Holdings, LP disclaims any direct ownership of the shares reported in this Schedule 13D.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles H. Brandes
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES  ONLY)
Glenn R. Carlson
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD shares are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         110793403

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES  ONLY)
Jeffrey A. Busby
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       262,383 ADS and 17,298,649 ORD
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       309,800 ADS and 17,298,649 ORD
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,800 ADS and 17,298,649 ORD shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
This statement relates to the ordinary shares of 44 28/43p each ("ordinary shares") and American Depository Shares ("ADSs"), each of which represents 75 ordinary shares of British Energy Plc (the "Issuer"), a public limited company organized under the laws of Britain with its principle executive offices at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, United Kingdom

ITEM 2.   IDENTITY AND BACKGROUND.
2(a)
(i)      Brandes Investment Partners, LLC
(ii)     Brandes Investment Partners, Inc.
(iii)    Brandes Worldwide Holdings, L.P.
(iv)     Charles H. Brandes
(v)      Glenn R. Carlson
(vi)     Jeffrey A. Busby

2(b)
(i)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(ii)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(iii)    11988 El Camino Real, Suite 500, San Diego, CA  92130
(iv)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(v)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(vi)     11988 El Camino Real, Suite 500, San Diego, CA  92130

2(c)
(i)      Investment Adviser
(ii)     Holding Company
(iii)    Holding Company
(iv)     Chairman of Brandes Investment Partners, LLC
(v)      Chief Executive Officer of Brandes Investment Partners, LLC
(vi)     Executive Director of Brandes Investment Partners, LLC

2(d-e)
During the last five years the reporting persons identified in 2(a)(i)-(vi) have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were not or are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f)
(i)      Delaware
(ii)     California
(iii)    Delaware
(iv)     USA
(v)      USA
(vi)     USA

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Shares of the Issuer were previously acquired for and on behalf of clients of Brandes Investment Partners, LLC in the normal course of its business, using assets of the clients.

ITEM 4.   PURPOSE OF TRANSACTION.
Shares of the Issuer were previously acquired in the normal course of business for clients of Brandes Investment Partners, LLC ("Brandes") as investment adviser and previously reported on Schedule 13G. Brandes, along with other shareholders, who together constitute more than 10% of the total outstanding shares of the Issuer, delivered to the Issuer on September 6, 2004 a demand for an extraordinary meeting of stockholders to consider an amendment to the articles of association. The draft request and proposed amendment are attached as exhibits to this Schedule 13D. Brandes may from time to time in the normal course of business, purchase or sell additional securities of the Issuer. Brandes does not have any plans or proposals relating to any of the items enumerated in this Item except as set forth above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
309,800 ADSs and 17,298,649 ordinary shares are deemed to be beneficially owned by Brandes Investment Partners LLC and Brandes Investment Partners, Inc, and Brandes Worldwide Holdings, LP, Charles Brandes, Glenn Carlson, and Jeffrey Busby (collectively "control persons"), as control persons of the investment adviser, Brandes Investment Partners, LLC. The control persons each disclaim any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A
DRAFT REQUISITION BY SHAREHOLDERS TO CONVENE AN
EXTRAORDINARY GENERAL MEETING OF BRITISH ENERGY PLC

Exhibit B
Joint Filing Agreement Pursuant to Rule 13d-1

Exhibit C
Disclaimer of Beneficial Ownership

Exhibit D
Power of Attorney for Charles H. Brandes, Glenn. R. Carlson, and
Jeffrey A. Busby

                                    SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: September 7, 2004

BRANDES INVESTMENT PARTNERS, LLC

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., a Member



BRANDES INVESTMENT PARTNERS, INC.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President



BRANDES WORLDWIDE HOLDINGS, L.P.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., its General Partner

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Glenn R. Carlson, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Jeffrey A. Busby, Control Person

EXHIBIT A

                 DRAFT REQUISITION BY SHAREHOLDERS TO CONVENE AN
               EXTRAORDINARY GENERAL MEETING OF BRITISH ENERGY PLC


     The Directors
     British Energy plc
     3 Redwood Crescent
     Peel Park
     East Kilbride
     G74 5PR                                        [ o ] August 2004


     Dear Sirs

     We, the undersigned, being members of British Energy plc, holding in the aggregate o ordinary shares of 44 28/43rds p each ("ORDINARY SHARES") out of the issued and paid up capital of o Ordinary Shares, require you, pursuant to section 368 of the Companies Act 1985, to convene an extraordinary general meeting of the Company for the purpose of considering the following resolutions of which resolutions 1, 2 and 3 will be proposed as special resolutions and resolutions 4 and 5 will be proposed as ordinary resolutions:



                               SPECIAL RESOLUTIONS


1. THAT the articles of association of the Company be amended by the inclusion of the following article to be designated article 88(A) immediately prior to existing article 89:

          "88(A) POWER TO CANCEL LISTING

          Where the board wishes to cancel the listing of the Company's securities from the official list of the UK Listing Authority and/or its trading on the London Stock Exchange's market for listed securities and/or any other exchange or market upon which such securities are listed or traded, the board will not commence any procedures to, or cancel any such listing or trading without the previous sanction of a special resolution of the Company."

2. THAT the board be and is hereby directed that no amendment or extension of time for allowing performance of, or satisfaction of conditions to, the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC, and certain of its bondholders be allowed, granted or made without the previous sanction of an special resolution of the Company.

3. THAT the board be and is hereby directed not to sell the assets or undertaking of the Company or the assets or undertaking of any subsidiary of the Company or the shares in any subsidiary of the Company or issue or allow the issue of any new shares in any subsidiary of the Company to any person in circumstances where any such action would require the approval of shareholders under the Listing Rules of the UK Listing Authority (assuming that the Company was listed on the Official List of the UK Listing Authority at the relevant time) in any case without the previous sanction of a special resolution of the Company.

                              ORDINARY RESOLUTIONS

4. THAT the board be and is hereby advised that shareholders wish them to use all reasonable efforts to obtain for holders of shares in the capital of the Company terms that are more advantageous to such holders than the terms currently available to them pursuant to the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC and certain of is bondholders.

5. THAT the board be and is hereby advised that shareholders do not wish any application to the UK Listing Authority and/or the London Stock Exchange to cancel the listing and/or trading of the securities of the Company to be made, and wish no steps taken to cancel such listing and/or trading (including notification to a Regulatory Information Service of such cancellation or despatch of a circular to shareholders in respect of such cancellation) pursuant to the rules of the UK Listing Authority or otherwise without the previous sanction of a special resolution of the Company.

     Name and address of shareholder        Shareholding          Signature



     MORSTAN NOMINEES LIMITED
     (Registration number 2068229)
     Legal Department
     25 Cabot Square
     Canary Wharf
     London
     E14 4QA                                        ............................

                                                    (duly authorised for and on
                                                    behalf of Morstan Nominees
                                                    Limited )

     Shares on behalf of which this requisition: 1,000,000
     Percentage of share capital:                         0.16%

     Name and address of registered shareholder     Authorised Signature



     VIDACO NOMINEES LIMITED UBS LONDON - 2303

     25 Molesworth Street,
     Lewisham,
     London,
     SE13 7EX                                       ............................
                                                    (duly authorised for and on
                                                    behalf of Vidaco Nominees
                                                    Limited UBS London - 2303)


     Shares on behalf of which this requisition: 35,000,000
     Percentage of share capital:                         5.6%

     Name and address of registered shareholder     Authorised Signature



     BRANDES NOMINEES 1, 2,  3 (JP MORGAN, NORTHERN TRUST [TO BE COMPLETED]





                                                    ............................

                                                    (duly authorised for and on
                                                    behalf of o )



     Shares on behalf of which this requisition: 40,000,000
     Percentage of share capital:                         6.5%

     Name and address of registered shareholder     Authorised Signature



     ..........................................     ............................

                                                    ............................
                                                    (duly authorised for and on
                                                    behalf of Guarantee Nominees
                                                    Limited solely acting as
                                                    nominee on behalf of holders
                                                    of American depositary
                                                    shares representing the
                                                    Ordinary Shares referred to
                                                    below, and over which
                                                    Brandes Investment Partners
                                                    LLC, has full legal
                                                    discretion)

     Shares on behalf of which this requisition:
     Percentage of share capital:

     Name and address of registered shareholder     Authorised Signature



     ..........................................     ............................

     ..........................................     (DULY AUTHORISED FOR AND ON
     ..........................................     behalf of ..................
...........................................        .............................
...........................................        as NOMINEE FOR CERTAIN CLIENTS
...........................................        manAGED BY BRANDES
                                                  Investment Partners, LLC)

     Shares on behalf of which this requisition:
     Percentage of share capital:

     Total Shareholding:                            75,000,000

     Percentage of company share capital:           12.1%

     Dated o August 2004

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:  February 14, 2003

BRANDES INVESTMENT PARTNERS, LLC

By:      /s/ Charles H. Brandes
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., a Member


BRANDES INVESTMENT PARTNERS, INC.

By:      /s/ Charles H. Brandes
         Charles H. Brandes, President


BRANDES WORLDWIDE HOLDINGS, L.P.

By:      /s/ Charles H. Brandes
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., its General Partner


By:      /s/ Charles H. Brandes
         Charles H. Brandes, Control Person


By:      /s/ Glenn R. Carlson
         Glenn R. Carlson, Control Person


By:      /s/ Jeffrey A. Busby
         Jeffrey A. Busby, Control Person

EXHIBIT C

Disclaimer of Beneficial Ownership

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13D. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                              POWER OF ATTORNEY FOR
                         SCHEDULES 13D, 13G AND FORM 13F


I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Form 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D, 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 2nd day of September, 2004.



                                            /s/ Charles H. Brandes
                                            ----------------------
                                            Charles H. Brandes

EXHIBIT D

                   POWER OF ATTORNEY FOR SCHEDULES 13D AND 13G


I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 2nd day of September, 2004.



                                            /s/ Glenn R. Carlson
                                            --------------------
                                            Glenn R. Carlson

EXHIBIT D

                   POWER OF ATTORNEY FOR SCHEDULES 13D AND 13G


I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 2nd day of September, 2004.



                                            /s/ Jeffrey A. Busby
                                            --------------------
                                            Jeffrey A. Busby